[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

June 15, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attn:	Ms. Laura Hatch
Division of Investment Management

Re:	BlackRock Funds
Registration Statement on Form N-14
(File No. 333-133763)

Dear Ms. Hatch:

BlackRock Funds hereby requests that the effective date of its Registration Statement on Form N-14 referenced above be accelerated so that such Registration Statement will be declared effective immediately upon the receipt of this letter on June 15, 2006, or as soon thereafter as possible.  Please call the undersigned at (312) 407-0863 when a determination as to the effectiveness of the Registration Statement has been made.

Yours truly,

/s/ Charles B. Taylor

Charles B. Taylor